BAA plc

Corporate Office
130 Wilton Road
London SW1V 1LQ

Telephone: 020 7834 9449
Fax: 020 7932 6699

Investor Relations

Direct Tel: 020 7932 6692
Direct Fax: 020 7932 6783

03 AUG 18 AM 7:21



11 August 2003

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA



SUPPL

Dear Sirs

BAA plc (File No 82-3372) 12g3-2(b) Exemption

Please find enclosed information and/or documents furnished by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

To confirm receipt please fax the attached sheet to the number indicated. Thank you.

PROCESSED
AUG 27 2003
THOMSON FINANCIAL

Yours faithfully





Alison Livesley
Head of Investor Relations



To: Alison Livesley
Head of Investor Relations
BAA plc
130 Wilton Road
London
SW1W 1LQ

Fax: 44 20 7932 6783

From: Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA

Re: SEC notification 11 August 2003

BAA plc (File No 82-3372) 12g3-2(b) Exemption

This is to confirm receipt of the information and/or documents furnished referenced above by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

____
Signed

____
Name

____
Date

BAA

Embargoed until 0700 hrs Monday 11 August 2003

BAA traffic figures for July 2003

BAA's seven UK airports experienced their second busiest month on record this July, with a total of 13.2 million passengers, up 2.2% on the same month last year.

Unofficial strike action by BA's check-in staff at Heathrow is estimated to have caused a net loss of 100,000 passengers at Heathrow. More modest strike-related losses at Glasgow and Edinburgh are thought to have been offset by a gain at Stansted. In the absence of strike action, it is estimated that BAA would have recorded an increase of 3% and seen its busiest month ever.

Among major markets, domestic traffic was affected most by the BA strike but still recorded an increase of 1.9%. European scheduled traffic was up by 6.9% while some of the early season cut backs in European charter capacity were restored in July. Following a fall of 11% in the European charter traffic in June, the busier month of July saw a drop of just 2.7%.

The recent gradual recovery in North Atlantic traffic was set back slightly by the strike, with a 2.9% decrease. Other long haul routes saw a recovery from the SARS and Iraqi War impacts, with a collective increase of 1.9%, the first monthly gain since February.

MF.../

Amongst the individual airports, Heathrow traffic decreased 0.7% due to the strike. Gatwick, up 0.1%, was virtually unchanged on last year with a strong European scheduled performance. Stansted added 11.3%, while Southampton's successful launch of new scheduled services resulted in growth of 78.6%. In Scotland, traffic at both Glasgow, up 3.6% and Edinburgh, up 5.4%, was reduced by the BA strike.

Despite the strike, the total number of air transport movements at BAA airports was up by 0.4% on last year but cargo tonnage fell by 7.7%, partly due to technical problems at BA's Heathrow cargo facility and partly as a result of the BA strike.

For further information on BAA plc see www.baa.com

- Ends -

Media enquiries: **Caroline Corfield/Samantha Birmingham, BAA plc**
Tel + 44 (0) 207 932 6654

City enquiries: **Alison Livesley, BAA plc**
Tel + 44 (0) 207 932 6692



BAA Traffic Summary : July 2003

Terminal		%	Fin year to date:	%	12 months to	%
Passengers (000s)	Month	Change*	Apr to Jul 03	Change**	Jul 03	Change***
Heathrow	6,021.6	-0.7	21,371.9	-1.8	62,561.1	4.0
Gatwick	3,257.5	0.1	11,044.0	2.1	29,868.7	2.5
Stansted	1,860.9	11.3	6,403.3	11.6	17,410.2	18.3
London Area Total	**11,139.9**	**1.4**	**38,819.3**	**1.3**	**109,840.0**	**5.6**
Southampton	137.1	78.6	451.9	58.6	961.4	18.2
Glasgow	917.0	3.6	3,093.4	4.9	8,044.6	7.0
Edinburgh	722.1	5.4	2,640.6	8.2	7,273.5	10.9
Aberdeen	243.1	-1.4	891.9	-2.3	2,553.2	0.6
Scottish Total	**1,882.2**	**3.6**	**6,625.9**	**5.1**	**17,871.3**	**7.6**
BAA Total	**13,159.2**	**2.2**	**45,897.1**	**2.2**	**128,672.6**	**6.0**

Air Transport		%	Fin year to date:	%	12 months to	%
Movements	Month	Change*	Apr to Jul 03	Change**	Jul 03	Change***
Heathrow	39,818	-2.2	152,356	-2.7	456,919	0.4
Gatwick	22,791	-0.7	82,504	-0.4	236,939	1.8
Stansted	15,699	8.3	58,164	8.5	166,470	12.7
London Area Total	**78,308**	**0.2**	**293,024**	**-0.0**	**860,328**	**3.0**
Southampton	3,319	25.8	11,708	19.6	29,751	4.7
Glasgow	8,696	-1.3	31,774	0.0	88,744	-1.9
Edinburgh	9,358	-2.3	35,848	-1.7	105,592	1.3
Aberdeen	7,089	-1.1	27,206	-3.2	80,085	-5.4
Scottish Total	**25,143**	**-1.6**	**94,828**	**-1.6**	**274,421**	**-1.7**
BAA Total	**106,770**	**0.4**	**399,560**	**0.1**	**1,164,500**	**1.9**

Cargo		%	Fin year to date:	%	12 months to	%
(Metric Tonnes)	Month	Change*	Apr to Jul 03	Change**	Jul 03	Change***
Heathrow	97,308	-9.1	401,853	-3.2	1,239,984	5.6
Gatwick	18,685	-11.2	73,396	-9.3	232,594	-5.9
Stansted	16,053	4.9	63,733	3.6	194,387	13.3
London Area Total	**132,046**	**-7.9**	**538,982**	**-3.3**	**1,666,965**	**4.7**
Southampton	28	-17.6	129	-5.8	373	-1.7
Glasgow	657	-4.6	2,131	-7.4	5,256	0.0
Edinburgh	2,191	7.7	8,526	16.6	24,252	38.9
Aberdeen	317	-6.8	1,212	-6.9	3,517	-12.2
Scottish Total	**3,165**	**3.3**	**11,869**	**8.7**	**33,025**	**23.6**
BAA Total	**135,239**	**-7.7**	**550,980**	**-3.1**	**1,700,362**	**5.0**

Above data excludes Air Taxi passengers and Air Taxi movements

Market Comparison: July 2003

Market	*BAA Total July 02 (000s)*	*BAA Total July 03 (000s)*	*% Change*
Domestic	2,279	2,321	1.9
Eire	623	603	-3.1
European Scheduled	4,691	5,016	6.9
European Charter*	1,839	1,790	-2.7
North Atlantic	1,811	1,759	-2.9
Other Long Haul	1,640	1,670	1.9
Total	**12,881**	**13,159**	**2.2**

* includes North African Charter

Note: Origins and destinations are classified according to ultimate origin or destination of aircraft in the case of multi sector flights

Note: Figures for the market sectors have been rounded. Totals as per Traffic Summary.

